                                                                    EXHIBIT 3.66



                         LIMITED PARTNERSHIP AGREEMENT



                                      OF



                          PATRIOT COAL COMPANY, L.P.



                             Amended and Restated
                              as of May 19, 1995


                                     INDEX
                                     -----

ARTICLE I       ORGANIZATION, NAME AND PURPOSES............................   2
ARTICLE II      EFFECTIVE DATE AND TERM....................................   4
ARTICLE III     FINANCIAL RESPONSIBILITIES.................................   4
ARTICLE IV      VENTURE MANAGEMENT.........................................   9
ARTICLE V       ACCOUNTING AND FISCAL PROCEDURES...........................  14
ARTICLE VI      PARTNERSHIP DISTRIBUTIONS ELECTIONS AND....................  15
ARTICLE VII     TERMINATION................................................  29
ARTICLE VIII    REPRESENTATIONS AND WARRANTIES.............................  31
ARTICLE IX      GENERAL....................................................  36

                         LIMITED PARTNERSHIP AGREEMENT
                         -----------------------------

                                      OF
                                      --

                          PATRIOT COAL COMPANY, L.P.
                          --------------------------

     This Limited Partnership Agreement ("Agreement"), amended and restated as of the 19 day of May, 1995, by and between BLUEGRASS COAL COMPANY ("Bluegrass"), a Delaware corporation and qualified to do business in Kentucky and SENTRY MINING COMPANY (~Sentry"), a Delaware corporation and qualified to do business in Kentucky, the parties sometimes hereinafter being referred to collectively as the "Venturers", and the joint venture shall be referred to as the "Venture";

     WITNESSETH:

     NOW THEREFORE, in consideration of the mutual covenants and agreements herein made, Bluegrass and Sentry hereby agree as follows:

                                   ARTICLE I

                        ORGANIZATION, NAME AND PURPOSES

Sec. 1.1  Organization.

     (a) The Venturers hereby adopt this Agreement as the Articles of Venture of the Venture and hereby agree that the Venture shall be continued for the limited purposes and scope set forth herein.

     (b) Except to the extent otherwise provided herein, the rights and liabilities of the Venturers and the conduct and termination of the Venture shall continue to be governed by the

Delaware Revised Uniform Limited Partnership Act (Delaware Revised Statute
(S)17-101 et seq.).

     (c) The Venturers will promptly execute all certificates and other documents, and make all such filings and recordings and perform such other acts as may now or hereafter be necessary or desirable, to comply with the requirements of Delaware law for the carrying on of the business of the Venture.

     (d) Sentry shall be the general partner in the Venture and Sentry's ownership interest in the Venture shall be 51% and Bluegrass shall be a limited partner in the Venture and Bluegrass' ownership interest in the Venture shall be 49%.

     (e) All real and other property including permits and licenses owned by or granted to or held by the Venture shall continue to be deemed to be owned by or granted to or held by the Venture as an entity, and no Venturer, individually, shall have any ownership of, or right to use, any such property, except as provided in this Agreement.

     Section 1.2  Name. The name of the Venture shall be Patriot Coal Company,
     -----------  ----
L.P. ("Patriot").

     Section 1.3  Purposes. The purposes of the Venture are:
     -----------  --------

     (a) To acquire, develop and conduct coal mining operations at the Patriot Mine, Henderson County, Kentucky (the "Patriot Mine") or such other operations as the Management Committee may elect;

     (b) To sell to such customers and markets as can be found all economically recoverable coal from the Patriot Mine or other operations;

     (c) To acquire by purchase, lease or otherwise, all of the machinery, equipment and facilities necessary to develop and conduct such coal mining and sales operations; and

     (d) To carry on such other activities as are necessary or incidental to the foregoing purposes.

     Sec. 1.4  Other Activities. The Venture shall not engage in any other
     --------  ----------------
business or activity without the written agreement of the Venturers.

                                  ARTICLE II

                            EFFECTIVE DATE AND TERM

     Sec. 2.1   Effective Date and Term. This Agreement shall be effective as of
     --------   -----------------------
the satisfactory completion of the following conditions precedent (the "Effective Date") and shall continue in existence until terminated as hereinafter provided:

     (a)  Approval of each Venturer's shareholders and directors;

                                  ARTICLE III

                          FINANCIAL RESPONSIBILITIES

     Sec. 3.1  Contributions to the Venture. As and when the Venture determines
     --------  ----------------------------
by unanimous consent from time to time that it requires cash, each Venturer hereby agrees that it shall make cash contributions to the Venture in an amount equal to such Venturers respective interest in the Venture of each such cash requirement.

     Sec. 3.2  Initial Capital Contributions. The initial capital of the Venture
     --------  -----------------------------
shall be $18,367,346. Sentry shall be credited with contributions of $9,367,346 and Bluegrass shall be credited with contributions of $9,000,000. Attached hereto and made a part hereof, as
Schedule 3.2, is the listing of assets which have been previously contributed to the Venture by Sentry's predecessor.

     Sec. 3.3  Future Property Acquisitions. It is the intention of the
     --------  ----------------------------
Venturers that the Venture shall undertake to acquire for its own account and in its own name any coal reserves or other interests adjacent to the Patriot Mine which would be necessary or helpful to the conduct of the Venture's business.

     Sec. 3.4  Capital Accounts.
     --------  ----------------

     (a)  Initial Balance.  Each Venturer will have a capital account (a
          ---------------
"Capital Account") which shall initially be equal to (a) the initial Carrying Value (as hereinafter defined) of the assets contributed to the Venture by such Venturer, plus (b) the amount of any cash so contributed by such Venturer.

     (b)  Subsequent Adjustments. Each Venturer's Capital Account generally
          ----------------------
shall be maintained and adjusted in accordance with Section 1.704-l(b) of the Treasury Regulations. There shall be credited to each Venturer's Capital Account
(a) the amount of any cash, and the initial Carrying Value of any assets other than cash, subsequently contributed by such Venturer to the capital of the Venture, (b) such Venturer's share of Venture income (as determined in accordance with Section 6.1), and (c) any items of gross income or gain allocated to such Venturer pursuant to Section b .4, and there shall be charged against each Venturer's Capital Account (w) the amount of all cash distributions to such Venturer, (x) the fair market value of any property distributed to such Venturer by the Venture (net of any liability secured by such property that the Venturer is considered to assume or take subject to under section 752 of the Internal Revenue Code of 1986, as amended (the "Code")), (y) such Venturer's share of Venture loss (as determined in accordance with Section 6.1), and (z) any items of deduction, loss or Section 705 (a)(2)(B) Expenditure (as hereinafter defined) allocated to such Partner pursuant to Section 6.4.

     (c)  In-Kind Distributions. If the Venture at any time distributes any of
          ---------------------
its assets to any Venturer in kind, the Capital Accounts of the Venturers shall be adjusted to account for the Venturer's allocable shares (as determined, in each case, in accordance with Article 6) of the revenue, expense, income or loss that would have been realized by the Venture had the distributed assets been sold for their respective fair market values (taking into account Section 7701(g) of the Code) immediately prior to such distribution.

          (d)  Section 754 Elections.  In the event that the Venture makes an
               ---------------------
election under Section 754 of the Code, the amount of any adjustments to the basis (or Carrying Values) of the assets of the Venture made pursuant to Section 743 of the Code shall not be reflected in the Capital Accounts of the Venturers, but the amounts of any adjustments to the bases (or Carrying Values) of the assets of the Venture made pursuant to Section 734 of the Code as a result of the distribution of property by the Venture to the Venturer (to the extent that such adjustments have not previously been reflected in the Venturers' Capital Accounts) shall (a) be reflected in the Capital Accounts of the Venturer receiving such distribution in the case of a distribution in liquidation of such Venturer's interest in the

Venture and (b) otherwise be reflected in the Capital Accounts of the Venture in the manner in which the unrealized income and gain that is displaced by such adjustments would have been shared had the property been sold at its Carrying Value immediately prior to such adjustments.

     (e)  Transferee's Capital Accounts. In the event any interest in the
          -----------------------------
Venture is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent related to the transferred interest.

     (f)  Determinations. Except as otherwise provided in this Agreement,
          --------------
whenever it is necessary to determine the Capital Account of any Venturer, the Capital Account of such Venturer shall be determined after giving effect to all allocations pursuant to Article 6 with respect to transactions effected, and all distributions made, prior to the date and time as of which such determination is to be made.

     (g)  Negative Balances. No Venturer with a negative balance in its Capital
          -----------------
Account shall have any obligation to the Venture or any other Venturer to restore such negative balance.

     Sec. 3.5  Venture Assets and Expenses. The Venture shall purchase,
     --------  ---------------------------
construct, lease or otherwise acquire all other property and assets required to carry on the Venture's business and shall pay all of the Venture's expenses.

                                  ARTICLE IV

                              VENTURE MANAGEMENT

     Sec. 4.1  Venture Organization. The management organization of the Venture
     --------  --------------------
shall consist of a Management Committee (the "Committee") and a Managing General Partner.
     Sec. 4.2  Management Committee.
     --------  --------------------

          (a) Except as provided in Section 4.3, all action and decisions in the management of the business of the Venture shall be taken by the Management Committee. Agreement on behalf of either Venturer pursuant to this Agreement shall be communicated through the Venturer's representatives on the Management Committee.

          (b) Each Venturer, by notice to the other Venturer, has appointed a number of representatives to the Management Committee in conjunction with such Venturer's interest in the Venture, which shall consist of at least three members. The initial Management Committee shall consist of two representatives appointed by Sentry and one representative appointed by Bluegrass. At least one of the representatives of each Venturer shall be an officer with the authority to act on behalf of the Venturer he represents. The Management Committee may be increased in size by mutual consent, but shall always consist of a number of members appointed by each Venturer in proportion to such Venturer's interest in the Venture. At any time and from time to time, either Venturer may remove and appoint a replacement for any of its representatives by notice to the other Venturer. The salaries, benefits and expenses of Committee members, while performing Committee functions, shall be borne by their respective employers.

          (c) Meetings of the Management Committee may be held at such intervals and at such places as the Committee shall determine, but at least every calendar quarter.

          (d) The following actions shall require in every event the written consent of each Venturer, executed by an officer thereof duly authorized "hereunto;

          (i)   The liquidation or dissolution of the Venture;

          (ii) The sale of all or substantially all of the assets of the Venture;

          (iii) Any merger or consolidation of the Venture into or with any other entity, or any transfer, assignment, or encumbrance of a Venturer's interest;

          (iv) Any amendment, modification, change or variation in or to this Agreement;

          (v) Approval of the annual capital and operating budgets of the Venture;

          (vi) Approval of any coal supply agreement, regardless of term including modifications of existing agreements. (e) The Management Committee is authorized to elect an Executive Manager, Deputy Executive Managers, and a Secretary, all to serve without payment. The Executive Manager and the Deputy Executive Managers shall be authorized to execute. on behalf of the Venture, legal instruments of all types, including applications for permits, contracts and any and all documents and papers of any type relating thereto. The Secretary shall keep correct minutes of any and all meetings or determinations of the Management Committee and shall be authorized to provide certified copies of any resolutions of the Venture.

     Sec. 4.3  Managing General Partner. (a) Bluegrass shall act as Managing
     --------  ------------------------
General Partner and in that capacity shall have responsibility for the development, construction and operation of the mines and all related activities to the Venture, including but not limited to, the following:

          (1) Providing or arranging for and supervising all construction and general engineering services, including any necessary coal reserve drilling;

          (2)  Purchasing of all repair parts and supplies;

          (3) Providing or arranging for all administration, general supervision, management and technical services; and

          (4) Providing or arranging for financial and accounting services as described in Articles V and VI herein.

     (b) All production and supervisory personnel required for the operations of coal mines, including maintenance of equipment and facilities, shall be exclusively employees of shall not be employees of the Venture. It is expressly agreed between the Venturers that the Venture, or any Venturer, shall not control the hiring of employees of the third parties and shall not direct the actions of the workforce. The workforce will be hired and directed by such third parties exclusively, and the Managing General Partner shall direct and control any third parties retained for the operations of coal mines. The Executive Manager shall have the day to day responsibility of administering any third party production contracts, but shall, under no circumstances, undertake responsibility for the hiring of such third party's workforce.

     (c) The Venture shall employ, from time to time, employees to assist in the administration of the Venture ("Administrative Employees"). Decisions regarding the total number of Administrative Employees of the Venture, shall be subject to annual budget reviews of the Venture.

                                   ARTICLE V

                       ACCOUNTING AND FISCAL PROCEDURES

     Sec. 5.1  Books and Records. Complete books and records accounting for the
     --------  -----------------
results of operations of the Venture shall be kept and maintained by the Venture and each Venturer shall have the right to inspect and examine such books or records at all reasonable times.

     Sec. 5.2  Method of Accounting.  The books of account of the Venture shall
     --------  --------------------
be maintained on the accrual basis and in accordance with generally accepted accounting principles which, having been adopted, shall not be changed without unanimous Committee approval. Accounting for financial and tax purposes shall be in accordance with Article VI hereof, except as determined by unanimous vote of the Committee.

     Sec. 5.3  Fiscal Year. The fiscal year of the Venture for both financial
     --------  -----------
and tax reporting purposes shall be from October 1 through September 30.

     Sec. 5.4  Auditors. The independent auditors of the Venture shall be the
     --------  --------
accounting firm of Ernst and Young and shall not be removed without the unanimous vote of the Venturers.

     Sec. 5.5  Borrowing. The Venture shall only borrow money upon the unanimous
     --------  ---------
consent of the Venturers.

                                   ARTICLE VI

              PARTNERSHIP DISTRIBUTIONS, ELECTIONS AND ALLOCATIONS

     Sec. 6.1  Division of Venture Income or Loss. All items of the Venture's
     --------  ----------------------------------
annual revenue, expense, income or loss, as shown by the certified statement of income for the year, shall be divided between the parties as follows:

          Sentry                    51%
          Bluegrass                 49%

     Sec. 6.2  Tax Allocation Provisions.
     --------  -------------------------
          (a)  Certain Definitions.

               1. "Carrying Value" means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

                    (i) the initial Carrying Value of any asset contributed to the Venture shall be such asset's gross fair market value at the time of such contribution;

                    (ii) if the Venture elects to adjust the Capital Account
               balances of the Venturers to reflect the fair market value of the Venture's assets in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), the Carrying Values of all Venture assets shall be adjusted to equal their respective gross fair market values at the time of such election; and

                    (iii) if the Carrying Value of an asset has been determined pursuant to clause (i) or (ii) of this Section 6.2(a), and if the asset's adjusted tax basis for federal income tax purposes differs from the Carrying Value at such time, such Carrying Value shall thereafter be adjusted in the same manner as would the asset's adjusted basis for federal income tax purposes.

               2. "Excess Depletion" means percentage depletion with respect to depletable property which exceeds the adjusted tax basis of such property.

               3. "Section 705(a)(2)(B) Expenditure" means any expenditure of the Venture described in Section 705(a)(2)(B) of the Code and any expenditure considered to be an expenditure described in Section 705(a)(1)(B) of the Code pursuant to Treasury Regulations under Section 704(b) of the Code.

          (b)  In General. For income tax purposes, all items of gross income,
               ----------
gain, loss, deduction and Section 705(a)(2)(B) Expenditure for a fiscal year (other than items allocated pursuant to Section 6.2(c) or Section 6.2(d)) hereof shall be allocated to the Venturers in the same manner as is the Venture's income or loss for such year; provided, however, that, if the Carrying Value of any property of the Venture differs from is adjusted basis for federal income tax purposes, then items of gain, loss and deduction the amount of which is affected by such adjusted basis (other than items allocated pursuant to Section 6.2(c)) shall be allocated among the Venturers in a manner that takes account of the variation between the adjusted basis of the property for tax purposes and its Carrying Value in the manner provided for under Section 704(c)(1)(A) of the Code and the Treasury Regulations thereunder.

          (c)  Excess Depletion.  Excess Depletion, if any, for a fiscal year
               ----------------
shall, pursuant to Treasury Regulation Section 1.704-1(b)(4)(iii), be allocated in accordance with the allocation of gross income for such year.

          (d)  Special Allocations.  Allocations pursuant to Section 6.4 of
               -------------------
items of gross income, gain, loss, deduction and Section 705(a)(2)(B) Expenditure of the Venture shall, except as otherwise required by Treasury Regulations under Section 704(b) of the Code, consist of a pro rata portion of each item of gross income, gain, loss, deduction, and Section 705(a)(2)(B) Expenditure of the Venture, as appropriate, for such fiscal year.

     Sec. 6.3  Other Tax Matters.
     --------  -----------------

          (a)  Designation of Tax Matters Partner.

               1. Sentry shall be the tax matters partner (the "TMP") of the Venture within the meaning of Section 6231(a)(7) of the Code. The TMP shall not extend the statute of limitations on behalf of the Venture, select the Venture's choice of litigation forum in a tax controversy or take any other action in its capacity as TMP without the consent of the other Venturers. The TMP shall keep the other Venturers fully advised of the progress of any audit and shall supply the other Venturers with copies of any written communications received from the Internal Revenue

Service or other taxing authority relating to any audit within ten days after receipt thereof, and shall at least five business days prior to submitting any materials to the Internal Revenue Service, or other taxing authority, provide such materials to the other Venturers. Any settlement with the Internal Revenue Service shall be agreed upon by all Venturers. The TMP shall be reimbursed by the Venture for any reasonable expenses incurred in its capacity as TMP.

               2. Nothing in this Section 6.3(a) is intended to authorize the TMP to take any action that is left to the determination of a Venturer under Sections 6222 through 6233 of the Code.

          (b) This Venture is -intended to and shall constitute a partnership for income tax purposes.

          (c) Except as hereinafter specified, the unanimous vote of the Committee shall determine any partnership elections to be made by or on behalf of the Venture for tax purposes.

          (d) The Managing General Partner shall be responsible for preparing or causing to be prepared and the filing of any required federal and state income tax returns.

          (e)  Compliance with Treasury Regulated. The provisions of this
               ----------------------------------
Article VI and-the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulation
Section 1.704-1(b), and shall be interpreted and applied in a manner consistent with such Treasury Regulations.

     6.4  Special Allocation Provisions.

          (a)  Certain Definitions.

               1. "Minimum Gain" for the Venture means the amount determined by computing with respect to each non-recourse liability of the Venture the amount of income, if any, that would be realized by the Venture if it disposed of the property securing such liability in full satisfaction thereof, and by then aggregating the amounts so computed.

               2. "Share of Minimum Cain" means, for each Venturer, the excess, if any, of (i) the sum of the aggregate Non-Recourse Deductions allocated to such Venturer (and such Venturer's predecessors in interest), cumulatively from the inception of the Venture, and the aggregate distributions to such Venturer (and such Venturer's predecessors in interest), cumulatively from the inception of the Venture,- of proceeds of a non-recourse liability that are allocable~to an increase in Venture Minimum Gain, over (ii) the sum of such Venturer's (and such Venturer's predecessors') aggregate share (determined as described below) of any net decreases in Venture Minimum Gain, cumulatively from the inception of the Venture. For purposes of the Section 6.4: (a) a deduction shall constitute a "Non-Recourse Deduction" if, and to the extent that, at the time such item was incurred it increased the amount of the Venture's Minimum Gain; (b) a Venturer's share of the net decrease in Venture Minimum Gain during a taxable year shall be an amount that bears the same relation to the tenth decrease in Minimum Gain during such year as such Venturer's Share of Minimum Gain at the end of the prior taxable year (or if later at the time immediately following the last time that the Capital Accounts of the Venturers are increase pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(f) or (r) to reflect the revaluation of Venture property subject to one or more non-recourse liabilities of the Venture) bears to he amount of Minimum Gain at the end of such prior taxable year (or such later date); (c) a Venturer's share of any decrease in Venture Minimum Gain resulting from a revaluation of Venture property equals the amount of the increase in such Venturer's Capital Account attributable to such revaluation to the extent of the reduction in Minimum Gain caused by such revaluation; (d) in determining the net increase or decrease in Venture Minimum Gain during any Venture taxable year in which the Capital Accounts of the Venturers are increased pursuant to a revaluation of Venture property subject to one or more non-recourse liabilities of the Venture, any decrease in Venture Minimum Gain attributable to each such revaluation shall be added back to the net decrease or increase otherwise determined; and (e) a distribution to a venturer by the Venture that is allocable to the proceeds of any non-recourse liability of the Venture is allocable to an increase in the Venture Minimum Gain to the extent of the amount of the net increase, if any, in Venture Minimum Gain for such taxable year that is allocated to such non-recourse liability under Treasury Regulation Section 1.704-2(h).

               3. "Partner Minimum Gain" means Minimum Gain that would result if all partner non-recourse debt, as defined in Treasury Regulation Section 1.704-2(b)(4) ("Partner non-Recourse Debt"), were treated as non-recourse liabilities of the Venture and the Venture had no other non-recourse liabilities.

               4. "Share of Partner Minimum Gain" means, for each Venturer, such Venturer's Share of Minimum Gain that would result if all Partner non-Recourse Debt were treated as non-recourse liabilities of the Venture and the Venture had no other non-recourse liabilities.

          (b) Minimum Gain Chargeback. Notwithstanding any other provisions in this Agreement to the contrary, if in any fiscal year there is a net decrease in the amount of the Venturers Minimum Gain or in the amount of the Partner Minimum Gain, each Venturer shall be allocated income and gain (including gross income) for such year or other period (and, if necessary, for subsequent years) in proportion to, and to the extent of, an amount equal to the greater of (i) the portion of such venturer Is share of the net decrease in Minimum Gain or Partner Minimum Gain during such year or period that is allocable to the disposition of the Venture property subject to one or more non-recourse liabilities of the Venture (including Partner Non-Recourse Debt), or (ii) the negative balances (computed with the adjustments described below) in such Venturer's Capital Account at the end of such year (prior to any allocation pursuant to Section 6.1, Section 6.4(c), the last sentence of Section 6.4(d) or the last sentence of
Section 6.4(e). In determining a Venturer's negative Capital Account balance for purposes of this Section 6.4(b), a Venturer's Capital Account balance shall be increased by the amount, if any, that such Venturer is obligated to restore to the Venture upon liquidation and shall be decreased by the amounts of any net allocations, distributions or other items specified in the first sentence of
Section 6.4(c) that, as
of the end of the taxable year, are reasonably expected to be made to such Venturer. For purposes of this Section 6.4(b) and Section 6.4(c), the amount that a Venturer may be obligated to contribute to the Venture upon liquidation shall be considered to include: (a) such Venturer's allocable share (as determined under Section 752 of the Code, of any recourse indebtedness of the Venture which could not be repaid out of the Venture's assets if all such assets were sold at their respective Carrying Values; (b) any unconditional obligation of such Venturer to contribute additional amounts to the capital of the Venture in the future (to the extent not previously taken into account in determining such Venturers share of recourse liabilities of the Venture); (c! such Venturer's Share of Minimum Gain; and (d) such Venturers Share of Venture Minimum Gain. In the event any items of income and gain (including gross income) of the Venture are reallocated to a Venturer pursuant to the first sentence of this Section 6.4(b), subsequent items of loss, deduction, or Section 705(a)(2)(B) Expenditure of the Venture shall be allocated (prior to any allocation pursuant to Section 6.1, but subject to Section 6.4(d)) to the Venturers in a manner designed to result in each Venturer having a Capital Account balance equal to what it would have been had the reallocation of items of income and gain (including gross income) pursuant to the first sentence of this Section 6.4(b) not occurred. Allocations of income and gain (including gross income) made pursuant to this Section 6.4(b) shall be made with respect to Venture Minimum Gain prior to any allocation made pursuant to this Section 6.4(b) with respect to Partner Minimum Gain.

          (c)  Qualified Income Offset.  Notwithstanding any other provision in
               -----------------------
this Agreement (other than Section 6.4(b)), if (i) during any fiscal year a Venturer (a) is allocated pursuant to Section 706(d) of the Code or Treasury Regulation Section 1.751-l(b)(2)(ii) any items of loss, deduction or Section 705(a)(2)(B) Expenditure, (b) is distributed any cash or property from the Venture to the extent such distributions exceed offsetting increases to such Venturer's Capital Account that are reasonably expected to occur during such year, or (c) receives any other adjustment, allocation or distribution described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6) and, as a result of such adjustment, allocation or distribution, such Venturer has a Qualified Income Offset Amount, then (ii) items of income and gain (including gross income) for such fiscal year (and, if necessary, subsequent years), shall (prior to any allocation pursuant to Section 6.1, the last sentence of Section 6.4(d) or the last sentence of Section 6.4(e), but subsequent to any allocation pursuant to Section 6.4(b)) be allocated to such Venturer in an amount equal to his Qualified Income Offset Amount. As used herein, the term "Qualified Income Offset Amount" for a Venturer means the excess, if any, of (x) the negative balance in a Venturer's Capital Account immediately after the adjustment, allocation or distribution described in clause (i) of the preceding sentence (but without regard to any allocation pursuant to clause (ii) of the preceding sentence), over (y) the maximum amount that such Venturer may be obligated to contribute to the Venture upon liquidation as determined pursuant to the third sentence of Section 6.4(b). In the event any items of income and gain (including gross income) of the Venture are reallocated to a Venturer pursuant to the first sentence of this Section 6.4(c), subsequent items of loss, deduction or Section 705(a)(2)(B) Expenditure of the Venture shall be allocated (prior to any allocation pursuant to Section 6.1, but subject to Sections 6.4(d) and 6.4(e)) to the Venturers in a manner designed to result in each Venturer having a Capital Account balance equal to what it would have been had the reallocation of items of income and gain (including gross income) pursuant to the first sentence of this Section 6.4(c) not occurred.

          (d)  Limitations on Loss Allocation.  Notwithstanding the provisions
               ------------------------------
of Section 6.1, in no event shall net loss (or items thereof) of the Venture be allocated to a Venturer if such allocation would result in such Venturer having a Qualified Income Offset Amount. Any allocation to a Venturer which is prevented by the operation of the preceding sentence shall be reallocated in accordance with Section 6.1, subject to the subsequent provisions of this
Section 6.4(d). For purposes of this Section 6.4(d), the determination of whether an allocation of net loss (or items thereof) would produce a Qualified Income Offset Amount for a Venturer shall be made after reducing the Venturer's Capital Account by the amounts of any adjustment, allocation or distribution described in clause (i) of the first sentence of Section 6.4(c) that, as of the end of the fiscal year, are reasonably expected to be made to the Venturer. In the event any net loss of the Venture is reallocated from a Venturer pursuant to the first sentence of this Section 6.4(d), subsequent items of income and gain (including gross income) will first be allocated (subject to Sections 6.4(b) and 6.4(c)) to the Venturers in a manner designed to result in each Venturer having a Capital Account balance equal to what it would have been had the reallocation pursuant to the first sentence of this Section 6.4(d) not occurred.

          (e)  Allocation of Partner Non-Recourse Deductions. Items of loss,
               ---------------------------------------------
deduction and Section 705(a)(2)(B) Expenditures attributable, under Treasury Regulation Section 1.704-2(i), to Partner Non-Recourse Debt shall (prior to any allocation pursuant to Section 6.1, but subject to the provisions of Section 6.4(d)) be allocated, as provided in Treasury Regulation Section 1.704 2(i), to the Venturers in accordance with the ratios in which they bear the economic risk of loss for such debt. In the event any items of loss, deduction and Section 705(a)(2)(B) Expenditure of the Venture are allocated pursuant to the first sentence of this Section 6.4(e), subsequent items of income and gain (including gross income) shall (prior to any allocation pursuant to Section 6.1, and subject to Sections 6.4(b) and 6.4(c)) be allocated to the Venturers in a manner designed to result in each Venturer having a Capital Account balance equal to what it would have been had the reallocation pursuant to the first sentence of this Section 6.4(e) not occurred.

     Sec. 6.5  Cash Calls and Distributions.  Cash contributions and cash
     --------  ----------------------------
distributions shall be made to or by the Venturers at such times and in such amounts as shall be determined by the Committee. The Venture shall make cash distributions only in excess of the 'Free Cash Flow" of the Venture. "Free Cash Flow" shall be defined as the amount of cash generated by the Venture, determined on a monthly basis, in excess of the foreseeable cash requirements of the Venture over the subsequent 30-day period following the date of such determination.

                                  ARTICLE VII

                                  TERMINATION

     Sec. 7.1  Events of Termination.  The Venture shall terminate upon the
     --------  ---------------------
occurrence of the earliest of the following events:

          (a) Exhaustion of the Venture's economically recoverable coal reserves heretofore or hereafter acquired;

          (b)  Bankruptcy of either Sentry or Bluegrass; or

          (c)  As otherwise provided by law.

     Sec. 7.2  Termination Procedure. Upon termination of the Venture, a final
     --------  ---------------------
audit shall be made and the following procedure shall govern:

          (a) All assets, other than cash, shall be sold or collected and turned into cash, provided, however, that if termination is other than as a result of the bankruptcy of one of the Venturers that the other Venturer shall have the right, at its option, to buy all (but not less than all) of the assets of the Venture for an amount equal to their then fair market value. In the event such Venturer elects to purchase such assets, the Venturers shall agree upon the fair market value of such assets. If the Venturers cannot agree upon the fair market value of such assets, such value shall be determined by an appraisal made by an independent mining consultant having broad experience in the art of coal mining to be agreed upon by the Venturers within thirty (30) days of their failure to reach agreement on such value. If the Venturers cannot agree upon an independent mining consultant, the selection thereof shall be submitted to arbitration pursuant to Sec. 8.11 hereof;

          (b) All of the Venture's debts and obligations, including loans or advances from either Venturer, shall be paid in full; and

          (c) The remaining cash, if any, shall be distributed to the Venturers in proportion to their respective Capital
Accounts.

     No Venturer shall be obligated to restore any negative balance in its Capital Account.

                                 ARTICLE VIII

                        REPRESENTATIONS AND WARRANTIES

     The Venturers hereby represent and warrant to each other, as more specifically provided herein, as follows:

     (a)  Authority. Each Venturer is a corporation duly organized, validly
          ---------
existing and in good standing under the laws of the State of their incorporation and qualified to transact business within the State of Kentucky. All corporate acts and other proceedings required to be taken to authorize the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly and properly taken.

     (b)  Title to Property. The Venturers have good and valid title to any
          -----------------
property to be contributed to the Venture, free and clear of any liens, claims and encumbrances of any kind.

     (c)  Governmental Approvals. Each Venturer possesses all governmental
          ----------------------
franchisees, licenses, permits, authorizations and approvals necessary (including, without limitation, all authorizations and bonds posted in connection therewith, whether pertaining to health or safety, the environment or otherwise) to enable it to use its corporate name and to own, lease or otherwise hold its properties and assets and to carry on its business as presently conducted.

     (d)  Litigation. Neither Venturer is a party to any lawsuit, claim,
          ----------
proceeding or investigation, and to the best knowledge of each Venturer, no such lawsuit, claim, proceeding or investigation is threatened, as of the date of this Agreement, by or against or affecting any Venturer or any of its properties, assets, operations or businesses other than as set forth on Schedule 8(d) hereto. Neither Venturer is subject to or in default under any judgment, order or decree of any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, applicable to it or any of its properties, assets, operations or businesses.

     (e)  Absence of Changes or Events. Except as disclosed on Schedule 8 (e)
          ----------------------------
hereto, or otherwise expressly permitted by the terms of this Agreement, there has not been any material adverse change in the business, assets, conditions or results of operations of either Venturer since May 19, 1995.

     (f)  Absence of Certain Liabilities.  Bluegrass warrants and indemnifies
          ------------------------------
Sentry against any claim or cause of action arising out of the operation of the Patriot Mine prior to the Effective Date of this Agreement. All accounts receivable and accounts payable and any other liabilities arising out-of the operation of the Patriot Mine prior to the Effective Date of this Agreement shall remain the property of and the responsibility of Bluegrass.

     (g)  Environmental Matters. Except as disclosed on Schedule 8 (g) hereto:
          ---------------------

     (i) Bluegrass warrants that no environmental condition exists, which would have a material adverse effect on the Patriot Mine, nor any Hazardous Substance (as defined herein) has been released, discharged, deposited, emitted, leaked, spilled, poured, emptied, injected, dumped, disposed or otherwise placed or located on, in or under the real property owned or leased at the Patriot Mine. For purposes of this Agreement, "Hazardous Substance" means any "hazardous substance" as that term is defined in 42 U.S.C. (S)11049 (3), or any other material regulated under any environmental law, statute, regulation, code, permit or order of the United States, any state, or any other governing body, authority or agency. All Hazardous Substances that have been removed from the Patriot Mine have been handled, transported, stored, treated and disposed of in compliance with all Environmental Laws. For purposes of this Agreement "Environmental Laws" shall mean the Surface Mining Control and Reclamation Act of 1977 (30 U.S.C., Section 1201, et seq.), as amended, and its state counterpart; the Federal Water Pollution Control Act (33 U.S.C., Section 1251, et seq.) as amended, and its state counterpart; the Clean Air Act (42 U.S.C.,
Section 7401, et seq.), as amended, and its state counterpart; the Federal Mine Safety and Health Act of 1977 (30 U.S.C. Section 801 et seq.) as amended, and its state counterpart; the Toxic

Substances Control Act (14 U.S.C. Section 2601, et seq.) as amended, and its state counterpart; the Resource Conservation and Recovery Act of 1976 (42 U.S.C., Section 6901, et seq.) as amended, and its state counterpart; the Comprehensive Environmental Response, Compensation and Liability Act (92 U.S.C.
Section 9601, et seq.) as amended by the Superfund Amendments and Reauthorization Act, and its state counterpart; and other laws or regulations pursuant to which the Patriot Mine has an existing Permit.

     (ii) Bluegrass warrants that there are no threatened or pending investigations, citations, Quits or notices of violation resulting from or connected with, the Patriot Mine, relating to the use, storage, disposal, transportation, release, discharge or emission of any Hazardous Substance.

     (iii) Bluegrass warrants that all permits, licenses, consents and authorizations necessary for full compliance of the Patriot Mine with all applicable environmental laws have been obtained and are valid and in full force and effect.

     (iv) Bluegrass warrants that the Patriot Mine complies with all Environmental Laws.

     (h)  Applicant Violator System. Each Venturer warrants that the Venturer,
          -------------------------
its officers, shareholders, subsidiaries, affiliates and any other entity that can be attributed to it under the "ownership and control" regulations issued by the Office of Surface Mining are not currently "permit blocked" pursuant to the Surface Mining Reclamation and Control Act of 1977 ("SMCRA"). Bluegrass warrants that no unabated violation of SMCRA or its state counterpart exists at the Patriot Mine on the

Effective Date that would cause either or both of the Venturers to be "permit blocked".

                                  ARTICLE IX

                                    GENERAL

     Sec. 9.1  Governing Law.  This Agreement shall be construed in accordance
     --------  -------------
with the laws of the State of Delaware, including the provisions of the Revised Uniform Limited Partnership Act thereof.

     Sec. 9.2  Sole and Only Agreement.  This Agreement, including any schedules
     --------  -----------------------
hereto, represents the full understanding and agreement between the parties and supersedes all previous correspondence, memoranda, and drafts of agreements exchanged by the parties. It is intended that there shall be no conflict between this Agreement and the schedules attached hereto but if such conflict shall be found to exist, this Agreement shall prevail. This Agreement may not be changed, modified, altered or amended except by an agreement in writing signed by the Venturers. The failure of any Venturer at any time or times to require performance of any provision hereof shall in no manner affect the right to later enforce such rights. No waiver by any Venturer of any condition, or of the breach of any term, provision, covenant, representation or warranty contained in this Agreement or in the Schedules hereto or in connection with the transactions contemplated hereby, whether by conduct or otherwise, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such condition or of the breach of any other term, provision, covenant, representation or warranty.

     Sec. 9.3  Partial Invalidity.  If any term or provision of this Agreement
     --------  ------------------
shall be rendered invalid, illegal or unenforceable, the remaining terms and provisions of this Agreement shall be unaffected thereby and shall continue in full force and effect.

     Sec. 9.4  Amendments.  This Agreement and the schedules hereto may be
     --------  ----------
amended only by an instrument in writing signed by the parties.

     Sec. 9.5  Title to Venture Property.  Title to all Venture real or personal
     --------  -------------------------
property shall be taken and held in the name of the Venture or in such other name or manner as the Committee may from time to time determine or as may be required by applicable law.

     Sec. 9.6  Further Assurances.  Each Venturer shall execute all documents
     --------  ------------------
and take all action as may reasonably be required to effectuate the purposes and intent of this Agreement, including compliance with all applicable laws and regulations.

     Sec. 9.7  Inspection.  Each Venturer or its authorized representatives may
     --------  ----------
examine any of the mines or equipment, at any reasonable time, and without notice.

     Sec. 9.8  Insurance.  The Venture shall self insure all property of the
     --------  ---------
Venture against loss by casualty and liability arising from its operations (and ensure any contract miner maintains acceptable insurance coverage on its operations)and activities.

     Sec. 9.9  Execution of Venture Documents.  Contracts, leases, evidences of
     --------  ------------------------------
indebtedness and other instruments and documents to which the Venture is a party shall be executed in the name and on behalf of the Venture by such person or persons as shall be authorized by the Managing General Partner or by the Committee pursuant to Section 4 herein.

     Sec. 9.10  Assignment.  Neither party may sell, assign or otherwise
     ---------  ----------
transfer all or any part of its interest in this Agreement or the Venture created thereby without the prior written consent of the other party.

     Sec. 9.11  Arbitration.  Any unresolved controversy between the parties,
     ---------  -----------
including inability to agree upon any matter subject to Joint Agreement, other than as expressly provided herein, and claims by one party against the other shall, at the written request of either party, be submitted to arbitration and shall be determined under the Rules of the American Arbitration Association and judgment upon the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof. Each Venturer shall select one arbitrator and each arbitrator shall select a neutral third arbitrator and in the event of their inability to do so, the party who requested arbitration may apply to the United States District for the district in which the Patriot Mine is located to appoint a third arbitrator. Within thirty (30) days after the appointment of three arbitrators, notice shall be given by the arbitration tribunal to the parties regarding the time and place of hearing which in no event shall be later than sixty (60) days after selection of the arbitrators. After hearing, a majority of the arbitrators shall decide the controversy and render an award in writing to the parties setting forth the issues adjudicated, the resolution thereof and the reasons for the award. All arbitrators shall be disinterested persons familiar with the business of mining coal.

     Sec 9.12  Defaults.  No waiver by either Venturer for any one or more
     --------  --------
defaults by the other in the performance of any provisions of this Agreement shall operate or be construed as a waiver of any future default or defaults, whether of a like or of a different character. In the event of any dispute under this Agreement, the parties hereto shall, notwithstanding the pendency of such dispute, diligently proceed with the performance of this Agreement without prejudice to the rights of the other party. A default of either party in the performance of any of its covenants or obligations under this Agreement, which, except for this provision, would be the legal basis for an action for breach of contract or termination of this Agreement by the other party, shall not give or result in such a right unless and until the party committing such default shall fail to either (1) correct the default within sixty (60) days after written notice of claim of such default and a statement setting forth the nature thereof is given to such defaulting party by the party claiming such default, except for defaults occurring due to the nonpayment of amounts due hereunder, or (2) give notice within said period of the submission of the validity of the claim of default to arbitration pursuant to Sec. 8.11. Notwithstanding the foregoing, in the event a "permit block" occurs due to the action or inaction of either Venturer, the other Venturer may, upon three days notice giving such Venturer the opportunity to cure the permit block, declare the other Venturer in default under this Agreement and this Agreement would be terminated in accordance with Article VII hereto.

     Sec. 9.13  Notices.  All notices required to be given hereunder shall be
     ---------  -------
considered as properly given when delivered by hand or sent by first class or certified mail to the parties at the following addresses, provided that the person to whom notices are to be given hereunder may be changed by notice in writing from one party to the other:

          Sentry:        President
                         Sentry Mining Company
                         701 Market St., Suite 700
                         St. Louis, MO 63101

          Bluegrass:     President
                         Bluegrass Coal Company
                         701 Market Street
                         St. Louis, MO 63101

     Sec. 9.14  Effect of Other Agreements.  General rights granted to and
     ---------  --------------------------
obligations undertaken by the Venture and/or the Venturers hereunder shall be subject to specific rights granted or obligations undertaken pursuant to agreements between the Venture and third parties.

     Sec. 9.15  Confidentiality.  Except as required by law or by any financing
     ---------  ---------------
institution with respect to financing made or to be made available by it, the Venturers agree that they shall each keep confidential the terms and provisions of this Agreement, and no party shall release any publicity with respect to this Agreement except following consultation with and obtaining the prior written approval of the other party, which shall not be unreasonably withheld.

     Sec. 9.16  Interpretation.  In this Agreement, unless the context otherwise
     ---------  --------------
requires:
     (a) words importing the singular include the plural and vice versa and words of one gender include every other gender;
     (b) headings are for convenience only and do not affect interpretation of this Agreement;
     (c) references to any party to this Agreement or any other agreement or instrument include the party's successors and permitted assigns;
     (d) a reference to a document includes an amendment or supplement to, or replacement of that document;
     (e) where a word or expression is defined, other, grammatical forms have a corresponding meaning.

     Sec. 9.17  Counterparts.  This Agreement may be executed in one or more
     ---------  ------------
counterparts, each of which shall be deemed to be an original, but all of which taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their proper officers as of the day and year first above written, intending to be legally bound thereby.

ATTEST:                         SENTRY MINING COMPANY


  [Executed]                    /s/ Thomas S. Hilton
 -----------------------        ----------------------
Secretary                       President


ATTEST:                         BLUEGRASS COAL COMPANY


  [Executed]                     [Executed]
 -----------------------        ----------------------
Secretary                       President

                                                                    Schedule 3.2

             REAL AND PERSONAL PROPERTY CONTRIBUTED TO THE VENTURE

I.   Leased and Owned Mining Equipment - See attached Schedule 1

II.  Coal Mining Leases

     a. Coal Mining Lease dated September 28, 1984, as amended by and between Reynolds Metals Company and DEW Resources, Inc.

     b. Coal Mining Sublease dated November 27, 1985 by and between DEW Resources, Inc. and Pyramid Mining, Inc.

     c. Lease dated November 11, 1985, as amended, by and between Harold D. Allen and Aiko N. Allen, his wife, and Pyramid Mining, Inc.

     d.  Contingent Benefit Agreement, dated as of May 13, 1988, by and between
(1) D. C. Hall, Jr., (2) E. R. Phelps, (3) W. N. Poundstone, (4) Dennis Hall and Pyramid Mining, Inc.

     e.  Contingent Interest Agreement, dated as of May 13, 1988, by and between
(I) D. C. Hall, Jr., (2) E. R. Phelps, (3) W. N. Poundstone (4) Dennis Hall and Pyramid Mining, Inc.

     f. Proceeds of a certain Settlement Agreement and Contingent Interest Agreement, dated October 5, 1988 by and between Green Construction of Indiana, Inc. d/b/a Green Coal Company and Dew Resources, Inc.

III.  Coal Supply Agreements

     a. Fuel Purchase Order No. 04-22-93-003 dated November 15, 1993 by and between Indiana Michigan Power Company and Pyramid Mining, Inc. for the Tanners Creek Plant #4.

     b. Coal Marketing and Sales Agreement, dated April 17, 1990 by and between Coal Network, Inc. and Pyramid Mining, Inc.

     c. Coal Purchase Agreement, BST 493C, dated March 17, 1993 by and between Tampa Electric Company and Pyramid Mining, Inc.

IV.  Real Property Improvements

     a.  Patriot Dock, Henderson County, Kentucky

     b.  Patriot Preparation Plant, Henderson County, Kentucky

     c.  Office Trailer and Office Furniture, Fixtures and Equipment

     d.  Truck Scales located at the Patriot Mine, Henderson County, Kentucky

     e. Structure purchased from William and Irene Peckenpaugh on June 4, 1986 located in Henderson County, Kentucky

V. Miscellaneous

     a. All Utility Deposits associated with the Patriot Mine, Henderson County, Kentucky

     b. All Licenses and Permits associated with the Patriot Mine, Henderson County, Kentucky

     c. Miscellaneous Equipment, Tools, Supplies, Fuel, Scrap, etc. located at the Patriot Mine, Henderson County, Kentucky as of the Closing Date.

     d.  All coal stockpiles existing at the Patriot Mine at Closing.